  Exhibit 99.1

Fury to Buy-Out Homestake Ridge Royalty

Toronto, Canada – September 13, 2021 – Fury Gold Mines Limited (TSX: FURY)(NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that the Company has entered into a Royalty Purchase Agreement (‘the Agreement”) for the purchase of a 2% net smelter return royalty (“the Royalty’) on certain claims at its Homestake Ridge project in British Columbia (Figure 1). The purchase price is $400,000, payable 25% in cash and 75% in shares priced at the 5-day VWAP prior to completion on or before September 20, 2021, but in no event more than 328,367 shares or fewer than 239,000 shares. The shares will be subject to a four-month hold period in Canada. The TSX has conditionally approved the listing of these shares.

“The purchase and consolidation of the Homestake Ridge Royalty provides for a simplified, cleaner ownership structure of the project as it advances through future stages of discovery,” commented Tim Clark, CEO of Fury.

The Homestake Ridge project is located in the prolific Iskut-Stewart-Kisault gold belt in northwestern British Columbia, Canada, and covers approximately 7,500 hectares. The project is host to a high-grade gold, silver, copper and lead resource, which remains open at depth and along strike. The Homestake Ridge project is held 100% by the Company, subject to two royalties, with a 2% net smelter royalty (“NSR”) applicable to the Crown grants; and a 2% Royalty on 14 mineral claims, which is the subject of this Agreement.

Homestake Ridge – B.C.'s Golden Triangle

Fury to Buy-Out Homestake Ridge Royalty

Legend
Homestake Ridge claims
Crown Grants
Mineral Resources
NSR Royalty
Alice Sullivan & Mildred Keller 2%
Fury Buy-Out Royalty - Carol M. Blakely-Coombes 2%
Fury Royalty Purchase
Homestake Main Zone
Homestake Silver Zone
South Reef Zone
N
5 km
BC Golden Triangle
Stewart
Homestake Ridge
Prince Rupert
British Columbia
Canada
Vancouver
USA
Homestake Ridge
Dolly Varden

Figure 1: Homestake Ridge project location map showing land claims and royalties
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About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused gold exploration company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and exploring mining assets, Fury intends to grow and advance its multi-million-ounce gold platform through potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines Limited, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas
Vice President, Investor Relations
Tel: (437) 500-2529
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language
This release includes certain statements that may be deemed to be “forward-looking information” or “forward-looking statements” within the meaning of applicable Canada and United States securities laws (“forward-looking statements”), which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". Forward-looking statements are information that includes implied future performance and/or forecast information. Forward-looking statements in this release reflect management's current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking statements contained in this release include information which is subject to final approvals of common share issuance by the TSX and NYSE.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the outlook for minerals; the Company's ability to raise additional capital to proceed with its exploration, development and operations plans; the Company's ability to obtain or renew the licenses and permits necessary for its current and future operations; and the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company's exploration and development activities. Readers should refer to the risks discussed in the Company's Base Shelf Prospectus, Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2020 filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place heavy reliance on forward-looking statements, which can speak only as of the date made. The forward-looking statements contained in this news release is expressly qualified by this cautionary statement. The Company will only update disclosure including forward oriented information as required under applicable securities law.

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